# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIGIL NEUROSCIENCE, INC., CIK 0001827087
CUSIP: 92673K108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 08/05/2025
Amends the filing with accession number 0001387131-22-000582
Filed by CIK 0001812049
Persons authorized to receive notices and communications: Ommer Chohan, CFO, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund XII, L.P. (CIK 0001812049): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates XII, L.P. (CIK 0001845875): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates XII, LLC (CIK 0001845871): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Opportunity Fund I, L.P. (CIK 0001759241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, L.P. (CIK 0001780065): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, LLC (CIK 0001780066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: VIGIL NEUROSCIENCE, INC.
Address of issuer's principal executive offices: 100 Forge Road, Suite 700, Watertown, Massachusetts (MA), 02472
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 21, 2022 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On May 21, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sanofi, a French societe anonyme ("Parent" or "Sanofi"), and Vesper Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which, Merger Sub would merge with and into the Issuer (the "Merger"), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent.

On August 4, 2025, at a special meeting of stockholders of the Issuer, the Issuer's stockholders voted to adopt the Merger Agreement.

On August 5, 2025, the Merger closed and each share of the Issuer's Common Stock issued and outstanding, including all of the shares of Common Stock owned by the Reporting Persons, was converted into the right to receive (i) $8.00 per share of Common Stock in cash, without interest plus (ii) one contingent value right, representing the right to receive $2.00 payable in cash, conditioned upon satisfaction of a certain clinical milestone.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons no longer beneficially owns any securities of the Issuer or any percentage of the Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Persons no longer beneficially owns any securities of the Issuer.
Transactions in the class effected during the past sixty days: Except as descried herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 5, 2025 by virtue of the closing of the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Atlas Venture Fund XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, L.P., its general partner, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (08/07/2025)
- Atlas Venture Associates XII, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XII, LLC, its general partner, By: Ommer Chohan, its CFO (08/07/2025)
- Atlas Venture Associates XII, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/07/2025)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I L.P., its GP, By: Atlas Venture Associates Opportunity I LLC, its GP, By: Ommer Chohan, its CFO (08/07/2025)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I LLC, its GP, By: Ommer Chohan, its CFO (08/07/2025)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (08/07/2025)